UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of December 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless, Inc. Completes Acquisition of Numerex Corp.

VANCOUVER, British Columbia--(BUSINESS WIRE)--December 7, 2017--Sierra Wireless, Inc. (“Sierra Wireless”) (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today completed the previously announced acquisition of Numerex Corp. (“Numerex”) (NASDAQ: NMRX) (the “Merger”).

“The acquisition of Numerex accelerates our IoT device-to-cloud strategy by adding an established customer base, proven solutions and recurring revenue scale,” said Jason Cohenour, President and CEO of Sierra Wireless. “We are pleased that Numerex stockholders voted in favor of the transaction on Dec. 6, and believe that the combination of the two companies creates a clear global leader in IoT services and solutions.”

In accordance with the terms of the Agreement and Plan Merger, dated as of Aug. 2, 2017, by and among Numerex, Sierra Wireless and Wireless Acquisition Sub, Inc., a wholly-owned subsidiary of Sierra Wireless, Sierra Wireless issued 3,588,784 common shares as merger consideration in exchange for all of the outstanding shares of Numerex common stock and certain outstanding Numerex equity awards and warrants. Additionally, approximately U.S. $24 million in the aggregate was paid at closing to retire outstanding Numerex debt and to repurchase an outstanding Numerex warrant. Including the new shares issued, Sierra Wireless’ number of common shares outstanding has increased to approximately 35,808,436 shares.

In connection with the completion of the Merger, Numerex has become a wholly-owned subsidiary of Sierra Wireless and Numerex common stock will be delisted from the Nasdaq and will be deregistered under the U.S. Securities Exchange Act of 1934, as amended. Common shares of Sierra Wireless will continue to trade on both the Nasdaq and the TSX under the symbols “SWIR” and “SW”, respectively.

Advisors

Blake, Cassels & Graydon LLP, Skadden, Arps, Slate, Meagher & Flom LLP and Jones Day acted as Sierra Wireless’ legal advisors, and Arnold & Porter Kaye Scholer LLP acted as Numerex’s legal advisor. RBC Capital Markets acted as financial advisor to Sierra Wireless and Deutsche Bank Securities Inc. acted as financial advisor to Numerex.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

About Numerex Corp.

Numerex Corp. (NASDAQ: NMRX) is a leading provider of enterprise solutions enabling the Internet of Things (“IoT”). Numerex’s solutions produce new revenue streams or create operating efficiencies for its customers. Numerex provides its technology and services through its integrated platforms, which are generally sold on a subscription basis. Numerex offers a portfolio of managed end-to-end IoT solutions including smart devices, network connectivity and service applications capable of addressing the needs of a wide spectrum of vertical markets and industrial customers. Numerex’s mission is to empower enterprise operations with world-class, managed IoT solutions that are simple, innovative, scalable, and secure. For additional information, please visit www.numerex.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) with respect to the proposed transaction, including statements with respect to the delisting and deregistration of the shares of Numerex common stock and the continued listing of Sierra Wireless common shares on the Nasdaq and the TSX. Although Sierra Wireless believes these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties, including stock exchange and securities regulatory matters. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. While Sierra Wireless makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected, depending on the outcome of certain factors, including the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will be not be realized within the expected timeframe. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

CONTACT:
Sierra Wireless
Investors:
David Climie, +1 (604) 231 1137
VP Investor Relations and Corporate Development
dclimie@sierrawireless.com
or
Media:
Kim Homeniuk, +1 (604) 233 8028
Sr. Manager, Public Relations
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	December 7, 2017